FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2005

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


                   HSBC TO BUY OUT ASIA FUND SERVICES FROM UOB

HSBC and United Overseas Bank (UOB) of Singapore have entered into an agreement whereby HSBC will buy out UOB's stake in the two banks' 50:50 shareholder services joint venture, Asia Fund Services Pte Ltd (AFS), for a consideration of S$4.5 million (US$2.6 million).

Upon completion, AFS will be 100 per cent held by HSBC Institutional Trust Services (BVI) Limited and renamed HSBC Securities Services (Transfer Agency) Pte Limited. The transaction is subject to regulatory and other approvals, and is expected to be completed by 30 November 2005.

AFS, which offers shareholder services in Singapore, was established in February 2004 as a joint venture between HSBC and UOB. Under the joint venture, the two companies shared the cost of developing a new share registry service and reporting system catering specifically to the needs of institutional fund services clients in Singapore.

The decision for HSBC to fully own AFS was mutually agreed between HSBC and UOB. Given the flexibility and effectiveness of the new share registry software, HSBC intends to roll out the system globally to all its fund administration clients. UOB will continue to use AFS services after it is transferred to full HSBC ownership.

Nick Bryan, Head HSBC Securities Services, Asia Pacific, said: "We have great confidence in the shareholder services software that has been developed by Asia Fund Services. The improved functionality, flexibility and efficiency of the system allow HSBC to unify its shareholder services globally. Full ownership of Asia Fund Services will enable us to accelerate the transfer of clients to the enhanced platform in a seamless and efficient manner."

HSBC's share registry service is part of the Institutional Fund Services business, which has 700 staff in 11 Asian countries.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  23 November, 2005